UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 11 March 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Harmony intersects highly significant copper gold mineralisation in PNG exploration program
Johannesburg. 11 March 2015. Harmony Gold Mining Company Limited advises that it has intersected a highly significant zone of copper-gold mineralisation at the Kili Teke Exploration
Prospect on one of its exclusively owned exploration licence areas in Papua New Guinea.
Initial diamond drill testing of the Kili Teke prospect is currently underway. Assays received from the first 4 holes have all returned broad porphyry style copper gold intercepts with mineralisation extending to surface. The mineralisation contains higher grade intervals of copper-gold mineralisation up to 202m @ 0.74% Cu and 0.57g/t Au. At this stage the mineralisation remains open through the drill pattern over 500m, and at depth. The following intercepts have been recorded:
KTDD004: 38m @ 0.28% Cu, 0.17 g/t Au from surface
KTDD005: 255m @ 0.24% Cu, 0.15 g/t Au from 146m
KTDD006: 259m @ 0.35% Cu, 0.26 g/t Au from 172m
KTDD007: 422m @ 0.55% Cu, 0.43 g/t Au, from 131m
Including 202m @ 0.74% Cu, 0.57g/t Au, from 137m
“Our current resources are finite and it is essential to have a project pipeline that balances early-stage and more immediate prospects so as to replace reserves mined,” said Harmony’s
Chief Executive Officer, Graham Briggs. “In an environment where there is very little being spent on exploration and with the paucity of new major copper and gold discoveries, the results coming from this grassroots prospect are very encouraging. Given the extent of the surface copper-gold geochemical footprint yet to be tested, there is potential to develop this find into a major copper-gold deposit similar to Golpu, OK Tedi or Frieda River which have resource cut-
off grades of/around 0.2% Cu. New discoveries are one of the best avenues to create shareholder value.”
The above drill results are extracts from the exploration results. Please refer to
https://www.harmony.co.za/downloads/finish/91-files/1261-kiliteke-annexure-1 for more
detailed exploration results on Kili Teke, as required by SAMREC and The JORC Code 2012.
Competent Persons statement
The information in this announcement that relates to exploration results and other scientific and technical information are based on information compiled by Mr Mike Humphries. Mr Humphries is a full time employee of
Harmony and a member of the Australian Institute of Geoscientists.
Issued by Harmony Gold
Mining Company Limited
11 March 2015
For more details contact:
Graham Briggs
Chief Executive Officer
+27 (0) 83 265 0274 (mobile)
Marian van der Walt
Executive: Corporate and
Investor Relations
+27 (0) 82 888 1242 (mobile)
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06

Mr Humphries has sufficient experience which is relevant to the styles of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in The JORC Code 2012 and SAMREC. Mr Humphries consents to the inclusion in this announcement of the matters based on this information in the form and context in which it appears.
end.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: March 11, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director